Exhibit 21.1

MAJOR SUBSIDIARIES OF SQUARE, INC.*

Subsidiary name	Jurisdiction of incorporation
Square Capital, LLC	Delaware, U.S.
Squareup International Limited	Ireland
Squareup Pte. Ltd.	Singapore
Cash App Investing, LLC	Delaware, U.S.
Square Canada, Inc.	Canada
Square Technologies, Inc.	Canada
Squareup Europe Ltd.	United Kingdom
Squareup (UK) Ltd.	United Kingdom
Decentralized Global Payments, S.L.U	Spain
Verse Payments Lithuania UAB	Lithuania

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Square, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.